Exhibit 99.1

Burcon NutraScience
Corporation

Condensed Consolidated Interim Financial
Statements
Three months ended June 30, 2013
and 2012
(Unaudited)
(Prepared in Canadian dollars)

Burcon NutraScience Corporation
Condensed Consolidated Interim Balance Sheets
(Unaudited)

(Prepared in Canadian dollars)

	June 30,	March 31,
	2013	2013
	$	$

Assets

Current assets
Cash and cash equivalents	3,316,946	4,602,520
Short-term investments	2,093,255	2,085,746
Amounts receivable (note 9)	34,787	34,524
Prepaid expenses	125,631	153,543
	5,570,619	6,876,333
Property and equipment	719,722	559,920

Deferred development costs (note 4)	1,689,811	1,823,217

Goodwill	1,254,930	1,254,930

	9,235,082	10,514,400
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	685,668	447,884

Deferred revenue	297,138	320,596

	982,806	768,480
Shareholders’ Equity (note 5)
Capital stock	54,005,703	54,005,703
Contributed surplus	5,065,951	5,065,951
Options	9,151,418	9,064,232
Warrants	49,453	49,453
Deficit	(60,020,249)	(58,439,419)

	8,252,276	9,745,920

	9,235,082	10,514,400

Going concern (note 1)

Approved by the Audit Committee of the Board of Directors

(signed) J. Douglas Gilpin	Director	(signed) Lorne Tyrrell	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)
For the three months ended June 30, 2013 and 2012

(Prepared in Canadian dollars)

	2013	2012
	$	$

Revenue
Royalty income (note 2(a))	23,899	-

Expenses
General and administrative (note 6)	1,009,836	745,000
Research and development (note 7)	617,275	321,299

	1,627,111	1,066,299

Loss from operations	(1,603,212)	(1,066,299)

Interest and other income (note 9)	22,382	29,321

Loss and comprehensive loss for the period	(1,580,830)	(1,036,978)

Basic and diluted loss per share (note 8)	(0.050)	(0.035)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) For the three months ended June 30, 2013 and 2012

(Prepared in Canadian dollars)

	Number of
	fully paid
	common
	shares
	(unlimited
	number of
	common
	shares						Total
	without par	Capital	Contributed				shareholders’
	value)	stock	surplus	Options	Warrants	Deficit	equity
		$	$	$	$	$	$

Balance - March 31, 2012	29,993,074	48,061,704	4,009,595	10,209,388	-	(52,893,897)	9,386,790

Loss for the period	-	-	-	-	-	(1,036,978)	(1,036,978)
Options exercised for cash	27,934	91,015	-	-	-	-	91,015
Transferred from options on exercise of options	-	53,665	-	(53,665)	-	-	-
Stock-based compensation expense	-	-	-	6,863	-	-	6,863

Balance - June 30, 2012	30,021,008	48,206,384	4,009,595	10,162,586	-	(53,930,875)	8,447,690

Balance - March 31, 2013	31,624,693	54,005,703	5,065,951	9,064,232	49,453	(58,439,419)	9,745,920

Loss for the period	-	-	-	-	-	(1,580,830)	(1,580,830)
Stock-based compensation expense	-	-	-	87,186	-	-	87,186

Balance - June 30, 2013	31,624,693	54,005,703	5,065,951	9,151,418	49,453	(60,020,249)	8,252,276

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited) For the three months ended June 30, 2013 and 2012

(Prepared in Canadian dollars)

	2013	2012
	$	$

Cash flows from operating activities
Loss for the period	(1,580,830)	(1,036,978)
Items not affecting cash
Amortization of deferred development costs	133,406	-
Amortization of property and equipment	28,346	28,843
Amortization of deferred revenue	(23,458)	-
Stock-based compensation expense	87,186	6,863

	(1,355,350)	(1,001,272)
Changes in non-cash working capital items
Amounts receivable	(263)	1,117
Prepaid expenses	27,912	35,391
Accounts payable and accrued liabilities	237,784	(401,754)
Deferred revenue	-	63,134

	(1,089,917)	(1,303,384)
Cash flows from investing activities
(Increase) decrease in short-term investments	(7,509)	98
Decrease in restricted cash	-	361,600
Acquisition of property and equipment	(188,148)	(3,550)
Development costs deferred	-	(247,697)

	(195,657)	110,451
Cash flows from financing activities
Issue of capital stock	-	91,015

Decrease in cash and cash equivalents	(1,285,574)	(1,101,918)

Cash and cash equivalents - Beginning of period	4,602,520	3,856,929

Cash and cash equivalents - End of period	3,316,946	2,755,011

Supplemental disclosure of non-cash investing activities
Amortization of property and equipment charged to deferred development costs	-	6,566

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Three months ended June 30, 2013 and 2012

(Prepared in Canadian dollars)

1	Going concern

Burcon NutraScience Corporation (Burcon or the Company) is an incorporated entity headquartered in Vancouver, Canada.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As at June 30, 2013, the Company had minimal revenues from its technology, had an accumulated deficit of $60,020,249, and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. At June 30, 2013, the Company had cash and cash equivalents of $3,316,946 and short-term investments of $2,093,255. These conditions indicate existence of a material uncertainty that casts substantial doubt about the ability of the Company to meet its obligations as they become due and, accordingly, its ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the Company raising additional capital. The Company will need to raise additional capital to meet its business objectives. However, there can be no assurance that additional financing will be available at acceptable terms, if at all. Although the Company expects to receive royalty revenues from its license and production agreement (Soy Agreement) with Archer Daniels Midland Company (ADM) from the sales of CLARISOY™ (see note 2), the amount and timing of royalty revenues cannot be ascertained at this time. Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities. It is the intention of the Soy Agreement that a full-scale commercial facility will be built. However, the timing of the construction of such a full-scale commercial facility has not yet been determined. If the Company is unable to raise additional capital, it will be necessary to reduce the level of various expenditures, including research and development and patent expenditures that are not required for the Soy Agreement.

These condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

(1)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Three months ended June 30, 2013 and 2012

(Prepared in Canadian dollars)

2	Nature of operations

Burcon and its subsidiary are research and development companies that are developing plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company and its subsidiary have developed CLARISOY™, a soy protein; and are developing PEAZAZZ®, a pea protein, and Puratein®, Supertein™ and Nutratein®, three canola protein isolates.

a)	CLARISOY™

On March 4, 2011, Burcon signed the Soy Agreement with ADM to license its CLARISOY™ technology to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein worldwide. The terms of the Soy Agreement include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY™, (b) payments to Burcon on a quarterly basis that began upon certain approval by the Environmental Protection Agency and continue until the first bona fide arm’s length sale of soy products manufactured in the Semi-works Production facility, (c) the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY™ under the 20-year Soy Agreement. Maintaining the CLARISOY™ soy protein patent portfolio during the term of the Soy Agreement is the responsibility of Burcon. In December 2012, ADM notified Burcon of the first bona fide arm’s length sale of CLARISOY™ soy protein. Pursuant to the Soy Agreement, the initial license fee payments ceased at the end of the quarter that immediately precedes the quarter in which the first bona fide arm’s length sale of CLARISOY™ manufactured in the semi-works production facility occurs. Accordingly, commencing with the quarter ended December 31, 2012, Burcon earned a percentage of net revenues from the sale of CLARISOY™ manufactured from the semi-works production facility.

b)	Peazazz®

Burcon has developed a novel pea protein isolate that it has branded Peazazz®. In June 2013, Burcon announced that it has completed the construction of a Peazazz® semi-works production facility. The semi-works plant, located in Winnipeg, Manitoba, will enable Burcon to provide market development quantities (tonnage amounts) to customers for product and market development activities.

Burcon has executed a number of material transfer agreements (MTAs) with potential partners and customers, and will provide the samples produced from the Peazazz® semi-works production facility.

(2)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Three months ended June 30, 2013 and 2012

(Prepared in Canadian dollars)

c)	Puratein®, Supertein™ and Nutratein®

Burcon is developing three canola protein isolate products, Puratein®, Supertein™ and Nutratein®. In 2008, Puratein® and Supertein™ achieved U.S. self-affirmed GRAS (Generally Recognized As Safe) status, and the U.S. Food and Drug Administration formally acknowledged receipt of Burcon’s GRAS notification for Puratein® and Supertein™ in 2010.

3	Significant accounting policies

Basis of presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting, on a basis consistent with those followed in the most recent annual consolidated financial statements. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit Committee of the Board of Directors on August 8, 2013.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of June 30, 2013. The condensed consolidated interim financial statements should be read in conjunction with the Company’s IFRS consolidated annual financial statements for the year ended March 31, 2013.

Principles of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiary, Burcon NutraScience (MB) Corp. A subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiary at June 30, 2013 are as follows:

	Place of	Interest
	incorporation	%	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

(3)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Three months ended June 30, 2013 and 2012

(Prepared in Canadian dollars)

Changes in accounting policies

The Company has adopted the following new and revised standards, along with any consequential amendments, effective April 1, 2013. These changes have been made in accordance with the applicable transitional provisions.

  The Company has adopted IFRS 10, Consolidated Financial Statements, which did not result in any changes to the Company’s scope of consolidation.

  The Company has adopted IFRS 11, Joint Arrangements. The adoption did not impact the Company as it does not have any joint arrangements at this time.

  The Company has adopted the amendments to IAS 1, Presentation of Financial Statements. These amendments requires the Company to group other comprehensive income items by those that may be recycled through net income and those that will not be recycled through net income. The adoption did not result in changes to the condensed consolidated interim statements of operations and comprehensive loss, as the Company does currently not recognize any transactions within other comprehensive income.

  The Company has adopted amended IAS 19, Employee Benefits. The adoption did not impact the Company as it does not have any defined benefit plans.

  The Company has adopted IFRS 13, Fair Value Measurement. The adoption of IFRS 13 did not result in any measurement adjustments as at April 1, 2013.

Accounting standards issued and not applied

IFRS 9 - Financial instruments - Classification and Measurement

The first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39, Financial Instruments - Recognition and Measurement. IFRS 9 has two measurement categories of financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is at fair value through profit or loss. Financial liabilities are measured at either at fair value through profit and loss or amortized cost. IFRS 9 was updated in October 2010 to include guidance on financial liabilities and derecognition of financial instruments. IFRS 9 is effective for years beginning on or after January 1, 2015.

(4)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Three months ended June 30, 2013 and 2012

(Prepared in Canadian dollars)

Amendments to IFRS 7 - Financial Instruments: Disclosures

IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9. IFRS 7 is effective on adoption of IFRS 9 which is effective for years beginning on or after January 1, 2015.

IAS 32 - Financial Instruments: Presentation

IAS 32 is amended to clarify requirements for offsetting of financial assets and financial liabilities. IAS 32 is effective for years beginning or after January 1, 2014.

The Company does not expect any material impact from the adoption of these standards.

4	Deferred development costs

$

Cost at March 31, 2013	2,223,435
Current period additions	-

Cost at June 30, 2013	2,223,435

Accumulated amortization at March 31, 2013	400,218
Current period amortization	133,406

Accumulated amortization at June 30, 2013	533,624

Net book value at June 30, 2013	1,689,811

Cost at March 31, 2012	1,969,172
Current period additions	254,263

Cost at March 31, 2013	2,223,435

Accumulated amortization at March 31, 2012	-
Current period amortization	400,218

Accumulated amortization at March 31, 2013	400,218

Net book value at March 31, 2013	1,823,217

(5)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Three months ended June 30, 2013 and 2012

(Prepared in Canadian dollars)

5	Shareholders’ equity

a)	Capital stock

Authorized
Unlimited number of common shares without par value

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At June 30, 2013, 1,882,000 (March 31, 2013 - 1,882,000) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $4.16 and $9.60 per common share. An additional 1,280,469 (March 31, 2013 - 1,280,469) options may be granted in future years under this plan. Unless otherwise determined by the Board of Directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the Board of Directors at the time of grant. All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

	Three months ended June 30,
		2013	Year ended March 31, 2013
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$

Outstanding - Beginning of period	1,882,000	7.31	1,995,854	7.32
Granted	-	-	457,000	4.27
Exercised	-	-	(378,354)	3.30
Forfeited/Expired	-	-	(192,500)	8.08

Outstanding - End of period	1,882,000	7.31	1,882,000	7.31

(6)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Three months ended June 30, 2013 and 2012

(Prepared in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at June 30, 2013:

		Options outstanding		Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
Range of	outstanding	remaining	average	exercisable	average
exercise	at June 30,	contractual	exercise	at June 30,	exercise
prices	2013	life	price	2013	price
$		(years)	$		$

4.16 to 6.78	922,000	5.16	5.10	695,000	5.39
8.05 to 9.60	960,000	6.60	9.44	960,000	9.44

	1,882,000			1,655,000

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	Three months
	ended	Year ended
	June 30,	March 31,
	2013	2013

Dividend yield	N/A	0.0%
Expected volatility	N/A	56.2%
Risk-free interest rate	N/A	1.5%
Expected forfeitures	N/A	13.3%
Expected average option term (years)	N/A	7.2

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

There were no options granted during the three months ended June 30, 2013. The weighted average fair value of the options granted during the year ended March 31, 2013 was $2.26 per option.

Included in research and development expenses is $33,281 (2012 - $nil) (note 7) of stock-based compensation and included in general and administrative expenses is $42,294 (2012 - $6,863) in salaries and benefits and $11,610 in investor relations (2012 - $nil) (note 6) of stock-based compensation.

(7)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Three months ended June 30, 2013 and 2012

(Prepared in Canadian dollars)

6	General and administrative

	2013	2012
	$	$

Professional fees	533,365	267,004
Salaries and benefits (note 5)	288,810	280,177
Investor relations (note 5)	87,502	84,817
Other	43,952	42,103
Office supplies and services (note 9)	32,419	39,346
Travel and meals	14,392	20,877
Management fees (note 9)	8,762	9,827
Amortization of property and equipment	634	849

	1,009,836	745,000

During the three months ended June 30, 2013, Burcon capitalized $nil (2012 -$131,555) to deferred development costs.

7	Research and development

	2013	2012
	$	$

Salaries and benefits (note 5)	324,307	217,995
Amortization of deferred development costs	133,406	-
Laboratory operation	87,668	48,200
Amortization of property and equipment	27,712	27,994
Rent	21,370	16,194
Analyses and testing	16,403	10,230
Travel and meals	6,409	686

	617,275	321,299

During the three months ended June 30, 2013, Burcon capitalized $nil (2012 - $122,707) to deferred development costs.

(8)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Three months ended June 30, 2013 and 2012

(Prepared in Canadian dollars)

8	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2013	2012
	$	$

Loss for the period, being loss attributable to common shareholders - basic and diluted	1,580,830	1,036,978

	Shares	Shares

Weighted average common shares - basic and diluted	31,624,693	29,995,574

Basic and diluted loss per share	(0.050)	(0.035)

For the three months ended March 31, 2013, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

9	Related party transactions

The Company engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in general and administrative expenses for the three months ended June 30, 2013 is $15,951 (2012 -$15,951) for office space rental, services, and equipment rental.

For the three months ended June 30, 2013, included in management fees is $8,762 (2012 - $9,827) for services provided. At June 30, 2013, $3,808 (March 31, 2013 - $3,079) of this amount is included in accounts payable and accrued liabilities. For the three months ended June 30, 2013, included in interest and other income is $3,397 (2012 - $7,334) for management services provided. At June 30, 2013, $1,501 (March 31, 2013 - $531) of this amount is included in amounts receivable.

10	Key management compensation

Key management includes the Company’s CEO and COO. Remuneration of key management comprises:

	2013	2012
	$	$

Short-term benefits	100,174	92,635
Option-based awards	1,290	6,863

	101,464	99,498

Short-term benefits comprise salaries, fees and benefits.

(9)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Three months ended June 30, 2013 and 2012

(Prepared in Canadian dollars)

Option-based awards represent the cost to the group of senior management and directors’ participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 5.

11	Financial instruments

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents, amounts receivable and short-term investments. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. Short-term investments comprise interest-bearing securities with Canadian chartered banks with maturities at their purchase dates of greater than three months but not more than a year. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with three Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at three Canadian chartered banks to maximize interest and to diversify risk. For the three months ended June 30, 2013, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.19% (2012 - 1.15%) and the weighted average interest rate earned on the short-term investments was 1.45% (2012 - 1.56%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at June 30, 2013 is estimated to be a $33,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 12). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at June 30, 2013 was $685,668, all of which is due within the next 12 months. Additional information regarding liquidity risk is disclosed in note 1.

12	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. Additional information regarding capital management is disclosed in note 1.

(10)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Three months ended June 30, 2013 and 2012

(Prepared in Canadian dollars)

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended June 30, 2013.

(11)